Exhibit 12.1

Booking Holdings Inc.
Ratio of Earnings to Fixed Charges
(In thousands, except ratio data)

	Three Months Ended March 31,
	2018	2017
Earnings Computation:
Earnings before income taxes	$753,337	$527,610
Fixed charges	83,331	64,713
Total earnings as adjusted	$836,668	$592,323

Fixed Charges Computation:
Interest expense	$70,235	$55,717
Assumed interest element included in rent expense	13,096	8,996
Total fixed charges	$83,331	$64,713

Ratio of earnings to fixed charges	10.0	9.2